UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

LIANHE SOWELL INTERNATIONAL GROUP LTD
(Exact name of registrant as specified in its charter)

15th Floor, Sannuo Smart Building,

No. 3388 Binhai Ave, Binhai Community,

Nanshan District, Shenzhen, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Annual Shareholder Meeting

In connection with an extraordinary general meeting of shareholders of Lianhe Sowell International Group Ltd, a Cayman Islands company (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	The Notice of 2025 Meeting of Shareholders, dated October 8, 2025, to be mailed to the shareholders of the Company
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lianhe Sowell International Group Ltd

Date: October 8, 2025	By:	/s/ Yue Zhu
Yue Zhu
Chief Executive Officer

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